UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Manchester United Football Club has today announced that Michael Bolingbroke, its Chief Operating Officer and Director will be leaving the Company. Michael’s responsibilities, including stadium operations and finance, will be assumed by current members of the management team.

Ed Woodward, Executive Vice Chairman commented, “Mike has been instrumental in the success of some major projects that we have completed since his arrival, most notably at the Aon Training Complex and in improving the matchday experience for all fans coming to Old Trafford. Everyone here wishes him well for the future. With the internal reorganisation undertaken last summer, we will maintain stability in vital areas of the business.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2014

MANCHESTER UNITED PLC

	By:	/s/ Edward Woodward
	Name:	Edward Woodward
	Title:	Executive Vice Chairman